As filed with the United States Securities and Exchange Commission on October 6, 2010
Registration No. 333-169233

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BankAtlantic Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Florida	6035	65-0507804
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 940-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan B. Levan
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 940-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison W. Miller, Esq.
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
Telephone: (305) 789-3200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer     ☐  Accelerated filer     ☐  Non-accelerated filer     ☑  Smaller reporting company

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee
Class A Common Stock ($0.01 par value)	$125,000,000	$8,913.00(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Previoulsy paid with the initial filing of this Registration Statement on September 3, 2010.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2010

PRELIMINARY PROSPECTUS

Shares of Class A Common Stock

We are offering           shares of our Class A Common Stock. Shares of our Class A Common Stock are traded on the New York Stock Exchange under the symbol “BBX.” The last sale price of our Class A Common Stock on October 5, 2010 was $0.98 per share.

	Per Share	Total

Public Offering price	$	$
Underwriting discounts and commissions	$	$
Net Proceeds to BankAtlantic Bancorp, Inc. (before expenses)	$	$

The underwriters also may purchase up to           shares of our Class A Common Stock at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus solely to cover over-allotments, if any.

The shares of Class A Common Stock offered by this prospectus are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Investing in our securities involves risks. You should carefully consider the risk factors discussed in the section entitled “Risk Factors” on page 8 of this prospectus for certain risks and uncertainties you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A Common Stock offered by this prospectus to purchasers on or about     , 2010.

The date of this prospectus is          , 2010.

You should rely only on the information contained or incorporated by reference in this document. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the shares of our Class A Common Stock in any state where the offer is not permitted. The information which appears or is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

This prospectus describes the specific details regarding this offering and the terms and conditions of the Class A Common Stock offered hereby and the risks of investing in our Class A Common Stock. To the extent information in this prospectus is inconsistent with any of the documents incorporated by reference into this prospectus, you should rely on this prospectus. You should read this prospectus, the documents incorporated by reference in this prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.

As used in this prospectus, the terms “we,” “our,” “us,” the “Company” and “Bancorp” refer to BankAtlantic Bancorp, Inc. and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to “BankAtlantic” in this prospectus, we are referring to BankAtlantic, our wholly owned subsidiary.

FORWARD LOOKING STATEMENTS

This registration statement and the underlying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify certain of such forward-looking statements. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties that could change based on factors which are, in many instances, beyond our control. These include, but are not limited to, risks and uncertainties associated with: the impact of economic, competitive and other factors affecting us and our operations, markets, products and services, including the impact of the changing regulatory environment, specifically the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, referred to as the Dodd-Frank Act, a continued or deepening recession, continued decreases in real estate values, and increased unemployment or sustained high unemployment rates on our business generally, our regulatory capital ratios, the ability of our borrowers to meet their obligations and of our customers to maintain account balances and the value of collateral securing our loans; credit risks and loan losses, and the related sufficiency of the allowance for loan losses, including the impact on the credit quality of our loans (including those held in our asset workout subsidiary) of a sustained downturn in the economy and in the real estate market and other changes in the real estate markets in our trade area, and where our collateral is located; the quality of our real estate based loans, including our residential land acquisition and development loans (including builder land bank loans, land acquisition and development loans and land acquisition, development and construction loans) as well as commercial land loans, other commercial real estate loans, residential loans and consumer loans, and conditions specifically in those market sectors; the quality of our commercial business loans and conditions specifically in that market sector; the risks of additional charge-offs, impairments and required increases in our allowance for loan losses especially if the economy and real estate markets in Florida do not improve; the impact of additional regulation and litigation regarding overdraft fees; changes in interest rates and the effects of, and changes in, trade, monetary and fiscal policies and laws, including their impact on BankAtlantic’s net interest margin; adverse conditions in the stock market, the public debt market and other financial and credit markets, and the impact of such conditions on our activities, the value of our assets and the ability of our borrowers to service their debt obligations and maintain account balances; BankAtlantic’s initiatives or strategies not resulting in continued growth of core deposits or profitability; the ability to sell our Tampa operations on acceptable terms or at all; our expense reduction initiatives may not be successful and additional cost savings may not be achieved; we may seek to raise additional capital and such capital may be highly dilutive to our shareholders or may not be available; and the risks associated with the impact of periodic valuation testing of goodwill, deferred tax assets and other assets. Past performance, actual or estimated new account openings and deposit balance growth may not be indicative of future results. In addition to the risks and factors identified above, reference is also made to other risks and fac tors described in our most recent Annual Report on Form 10-K. We caution that the foregoing factors are not exclusive.

PROSPECTUS SUMMARY

This summary highlights important features of the offering and the information contained in or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A Common Stock. You should read the entire prospectus carefully, including the documents incorporated by reference, which are described under the heading “Incorporation by Reference.” Unless otherwise expressly stated or where the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of our Class A Common Stock to cover over-allotments, if any. See the “Risk Factors” section of this prospectus beginning on page 8 for a discussion of the risks involved in investing in our Class A Common Stock.

About BankAtlantic Bancorp, Inc.

We are a Florida-based holding company that owns BankAtlantic and its subsidiaries. BankAtlantic provides a full line of products and services encompassing retail and business banking. We report our operations through two business segments consisting of BankAtlantic and BankAtlantic Bancorp, the parent company.

BankAtlantic is a federally-chartered, federally-insured savings bank organized in 1952. It is one of the largest financial institutions headquartered in Florida and provides traditional retail banking services and a wide range of business banking products and related financial services through a broad network of branches or “stores” in southeast Florida and the Tampa Bay area, primarily in the metropolitan areas surrounding the cities of Miami, Ft. Lauderdale, West Palm Beach and Tampa, which are located in the heavily-populated Florida counties of Miami-Dade, Broward, Palm Beach, Hillsborough and Pinellas. BankAtlantic recently announced its intention to exit the Tampa market by selling its Tampa branches and focus on its South Florida locations. See “Prospectus Summary — Recent Developments.”

Our Internet website address is www.bankatlanticbancorp.com. Our principal executive office is located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Our telephone number is (954) 940-5000. Our Internet website and the information contained in or connected to our website are not incorporated into, and are not part of this prospectus.

As of June 30, 2010, we had total consolidated assets of approximately $4.7 billion, total deposits of approximately $4.0 billion and stockholders’ equity of approximately $77.5 million.

Business Strategy

Increasing Core Deposits

BankAtlantic began its “Florida’s Most Convenient Bank” strategy in 2002, when it introduced seven-day banking in Florida. This banking initiative resulted in a significant increase in core deposits (demand deposit accounts, NOW checking accounts and savings accounts). BankAtlantic’s core deposits increased from approximately $600 million as of December 31, 2001 to $2.8 billion as of June 30, 2010. While growth of deposits slowed in 2009 and 2010, we believe that the implementation of our local market management strategy in 2008 and our relationship marketing strategy in 2009 have enhanced our visibility in our market, increased customer loyalty and contributed significantly to the increase in core deposit balances.

Maintaining Low Cost of Funds and Favorable Net Interest Margin

The growth in BankAtlantic’s core deposits has significantly reduced its cost of deposits and contributed to a low overall cost of funds. The average cost of core deposits and total deposits for the six months ended June 30, 2010 was 0.33% and 0.65%, respectively, compared to 0.35% and 1.22% for the same period in 2009. Additionally, BankAtlantic made a decision to use funds from deposits and declining asset balances to repay higher cost borrowings, including Federal Home Loan Bank (“FHLB”) advances. This decision significantly reduced BankAtlantic’s overall cost of funds. These positive changes contributed to an increase in BankAtlantic’s net interest margin by 39 basis points to 3.55% for the six months ended June 30, 2010 compared to the same period in 2009.

Maintaining Capital Ratios

BankAtlantic’s capital levels exceeded all applicable regulatory capital requirements, as it maintained “well capitalized” levels at June 30, 2010. See “Regulation and Supervision — Capital Requirements” included in our Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2010, which is incorporated by reference in this prospectus, for an explanation of capital standards. At June 30, 2010, BankAtlantic’s regulatory capital ratios were as follows:

•	Total risk-based capital-12.86%;

•	Tier 1 risk-based capital-10.87%; and

•	Tangible capital-7.36%.

Management has implemented initiatives with a view toward maintaining adequate capital ratios in response to the current adverse economic environment. These initiatives primarily include the reduction of risk-based asset levels through loan and securities repayments in the ordinary course, eliminating cash dividends by BankAtlantic, and reducing expenses. These initiatives, while important to maintaining capital ratios, have also negatively impacted operations as the reduction in asset levels resulted in the reduction in earning assets which adversely impacts our net interest income. Bancorp has also been a source of regulatory capital for BankAtlantic. During 2009 and 2008, Bancorp contributed $105 million and $65 million, respectively, of capital to BankAtlantic. The $105 million capital contribution during 2009 was partially funded from the proceeds of a $75 million rights offering to Bancorp’s shareholders. During 2010, Bancorp has contributed $28 million to BankAtlantic, partially funded by the proceeds of a $20 million rights offering to Bancorp’s shareholders. See “Prospectus Summary — Recent Developments.”

Managing Credit Risk

BankAtlantic structures its underwriting policies and procedures with a goal of balancing its ability to offer competitive and profitable products and services to its customers while minimizing its exposure to credit risk. However, the economic recession and the substantial decline in real estate values throughout the United States, and particularly in Florida, have had an adverse impact on the credit quality of our loan portfolio. In response, we have taken, and are continuing to take, steps to attempt to address credit risk, which include:

•	Focusing efforts and enhancing staffing relating to loan work-outs, collection processes and valuations;

•	Substantially reducing the origination of land and residential acquisition, development and construction loans;

•	Substantially reducing home equity loan originations through new underwriting requirements based on lower market values of collateral;

•	The transfer of certain non-performing commercial real estate loans from BankAtlantic to Bancorp in March 2008 in exchange for $94.8 million; and

•	Freezing certain home equity loan unused lines of credit based on declines in borrower credit scores or the value of loan collateral.

Despite our efforts, there is no assurance that the above initiatives will reduce the credit risk in our loan portfolio. During 2009, Bancorp’s allowance for loan losses increased from $137.3 million at December 31, 2008 to $187.2 million at December 31, 2009. Our allowance for loan loss was $187.9 million, or 5.25% of total loans outstanding, at June 30, 2010 compared to $177.6 million, or 4.81% of total loans outstanding, at March 31, 2010 and $172.2 million, or 4.09% of total loans outstanding, at June 30, 2009, reflecting the continued deterioration of economic conditions in our markets.

Enhancing Operating Efficiencies

We continue to undertake initiatives to decrease operating expenses. These initiatives include lowering advertising and marketing expenditures, maintaining reduced store and call center hours and reductions in back-office operations and staffing levels, and renegotiating vendor contracts. We intend to seek further efficiencies and to maintain our decreased expense organizational structure. BankAtlantic is also continuing to evaluate its products and services as well as its delivery systems and back-office support infrastructure with a view toward enhancing its operational efficiency.

Reducing Concentration of Commercial Real Estate Loans

As part of BankAtlantic’s efforts to diversify its loan portfolio, BankAtlantic is focused on originating small business and middle market commercial loans through its retail and lending networks. BankAtlantic anticipates a continued emphasis on small business and middle market lending and expects the percentage represented by its commercial real estate and residential mortgage loan portfolio balances to decline during the remainder of 2010 through the scheduled repayment of existing loans and significant reductions in commercial real estate loan originations and residential loan purchases.

Recent Developments

In June 2010, we commenced a $25 million rights offering to the holders of our Class A Common Stock and Class B Common Stock. We distributed non-transferable subscription rights to purchase 0.327 shares of Class A Common Stock for each share of Class A and Class B Common Stock owned on that date with a subscription price of $1.50 per share. Shareholders who exercised their basic subscription rights in full were given the opportunity to request to purchase additional shares of our Class A Common Stock that were not subscribed for in the rights offering. We issued in the rights offering an aggregate of 13,340,379 shares of Class A Common Stock for net proceeds of approximately $20 million, including 10,000,000 shares of Class A Common Stock issued to BFC Financial Corporation (“BFC”), our controlling shareholder.

In February 2010, we filed a shelf registration statement with the SEC registering to offer, from time to time, up to $75 million of Class A Common Stock, preferred stock, subscription rights, warrants or debt securities. Based on completion of our rights offering in July 2010, we currently have approximately $55 million remaining on this shelf registration statement. We are not conducting this offering under the shelf registration statement and accordingly, those securities remain available for issuance by the Company from time to time.

In August 2010, BankAtlantic announced its decision to focus on its core markets in South Florida and began seeking a buyer for its Tampa operations. BankAtlantic’s Tampa operations include 19 branches and approximately $400 million in deposits. BankAtlantic has engaged Stifel, Nicolaus & Company, Inc. to assist it in selling the Tampa operations. It is anticipated that the sale of the Tampa operations will reduce non-interest expenses by approximately $15 million to $20 million. There is no assurance that BankAtlantic will be able to sell its Tampa operations on acceptable terms or at all. The completion of the sale of BankAtlantic’s Tampa operations is not a condition to this offering.

On August 24, 2010, we announced that we had terminated our cash offers to purchase, and consent solicitations relating to, our twelve series of non-publicly traded trust preferred securities (“TruPS”), with an aggregate principal amount of $230 million. Our offers to purchase were scheduled to expire on September 30, 2010. The TruPS are held as security for collaterized debt obligations as part of various pools of securities held by one or more trustees or nominees. Each trustee or nominee would not act to accept our offer until it believed it had the requisite authority from the ultimate beneficial holders who, under the terms of their individual instruments, hold the right to authorize the trustee or nominee to accept our offer. One trustee who held multiple series of TruPS in different pools indicated that it would require the consent of 100% of the beneficial holders to accept our offer (which is a greater percentage than Bancorp believes is required). Additionally, the pendency of the offers made it difficult to pursue capital raising transactions, including this offering. At June 30, 2010, Bancorp had approximately $315.2 million of junior subordinated debentures outstanding with maturities ranging from 2032 through 2037. Bancorp elected in February 2009 to commence deferring interest payments on all of its junior subordinated debentures and expects to continue to defer interest for the foreseeable future. See “Risk Factors — We have deferred interest on our outstanding junior subordinated debentures and anticipate that we will continue to defer this interest for the foreseeable future, which could adversely affect our financial condition and liquidity.” Bancorp does not currently have any plans to commence any cash offers to purchase its outstanding TruPS.

THE OFFERING

The following summary of the offering contains basic information about the offering and the Class A Common Stock. It does not contain all the information that may be important to you. For a more complete understanding of the Class A Common Stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	BankAtlantic Bancorp, Inc.

Class A Common Stock offered	shares of Class A Common Stock, par value $0.01 per share.

Over-allotment option	We have granted the underwriters the option to purchase up to an additional 15% of the offered amount, or shares of our Class A Common Stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus in order to cover over-allotment options, if any.

Class A Common Stock outstanding after this offering	shares of Class A Common Stock. (1)(2)

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds from this offering for general corporate purposes, including to contribute to the capital of, and to support, BankAtlantic.

Trading Symbol	Our Class A Common Stock is traded on the New York Stock Exchange under the symbol “BBX”.

Settlement Date	Delivery of shares of our Class A Common Stock will be made against payment therefor, on or about , 2010.

(1)	Share information as of , 2010.

(2)	Excludes: (i) shares of Class A Common Stock issuable pursuant to the underwriters’ option to purchase additional shares; and (ii) 975,225 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock.

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our summary consolidated financial information. The financial information as of and for the six months ended June 30, 2010 and 2009 have been derived from our unaudited financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which is incorporated by reference in this prospectus. The financial information for the years ended December 31, 2009, 2008, 2007 and as of December 31, 2009 and 2008 have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, which is also incorporated by reference in this prospectus. The financial information for the years ended December 31, 2006 and 2005 and as of December 31, 2007, 2006 and 2005 have been derived from our audited financial statements that are not included in this prospectus.

The following summary historical financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, each of which is incorporated by reference in this prospectus.

	For the Six Months
(In thousands except share	Ended June 30,		For The Years Ended December 31,
and per share data)	2010	2009	2009	2008	2007	2006	2005

Income Statement
Total interest income	$91,137	119,789	223,593	314,516	371,633	367,177	345,894
Total interest expense	21,734	45,769	75,231	140,685	192,857	167,057	141,909

Net interest income	69,403	74,020	148,362	173,831	178,776	200,120	203,985
Provision for (recovery from) loan losses	79,308	87,771	232,658	159,801	70,842	8,574	(6,615)
Securities activities, net	3,450	5,132	11,180	2,039	8,412	9,813	847
Other non-interest income	51,537	59,499	118,641	135,525	143,420	132,803	101,452
Restructuring charges, impairments and exit activities	3,150	15,060	29,920	59,551	20,890	1,466	3,706
Other non-interest expense	113,613	120,787	236,844	278,798	296,460	298,720	243,264

(Loss) income from continuing operations before income taxes	(71,681)	(84,967)	(221,239)	(186,755)	(57,584)	33,976	65,929
Provision (benefit) for income taxes	90	—	(31,719)	32,489	(27,572)	7,097	23,403

(Loss) income from continuing operations	(71,771)	(84,967)	(189,520)	(219,244)	(30,012)	26,879	42,526
Discontinued operations, net of tax(5)	—	4,201	3,701	16,605	7,812	(11,492)	16,656

Net (loss) income	$(71,771)	(80,766)	(185,819)	(202,639)	(22,200)	15,387	59,182

Basic earnings per share
Basic (loss) earnings from continuing operations	$(1.44)	(5.60)	(7.99)	(14.47)	(1.92)	1.64	2.62
Basic earnings (loss) per share from discontinued operations(5)	—	0.28	0.16	1.10	0.50	(0.70)	1.03

Basic (loss) earnings per share	$(1.44)	(5.32)	(7.83)	(13.37)	(1.42)	0.94	3.65

Diluted earnings per share
Diluted (loss) earnings from continuing operations	$(1.44)	(5.60)	(7.99)	(14.47)	(1.92)	1.61	2.52
Diluted earnings (loss) per share from discontinued operations(5)	—	0.28	0.16	1.10	0.50	(0.69)	0.99

Diluted (loss) earnings per share	$(1.44)	(5.32)	(7.83)	(13.37)	(1.42)	0.92	3.51

	For the Six Months
(In thousands except share	Ended June 30,		For The Years Ended December 31,
and per share data)	2010	2009	2009	2008	2007	2006	2005

Per common share data
Cash dividends declared per common share Class A	$—	0.025	0.025	0.075	—	—	—
Cash dividends declared per common share Class B	—	0.025	0.025	0.075	—	—	—
Book value per share(3)	1.44	14.82	2.88	21.72	40.96	43.01	42.49
Performance ratios
Return on average assets(1)	(1.53)	(1.53)	(3.60)	(3.50)	(0.47)	0.42	0.64
Return on average equity(1)	(55.27)	(37.43)	(92.44)	(51.03)	(5.91)	5.12	8.42
Average equity to average assets	2.78	4.08	3.90	6.86	7.91	8.19	7.65
Dividend payout ratio(2)	—	(0.33)	(0.15)	(0.38)	(24.79)	36.01	20.83

(In thousands except share	As of		As of December 31,
and per share data)	June 30, 2010		2009	2008	2007	2006	2005

Balance Sheet (at year end)
Loans, net		$3,387,725	3,694,326	4,326,651	4,524,188	4,595,920	4,624,772
Securities		450,805	433,318	948,592	1,169,673	1,059,111	1,042,217
Total assets		4,655,600	4,815,617	5,814,557	6,378,817	6,495,662	6,471,411
Deposits		3,988,253	3,969,680	3,919,796	3,953,405	3,867,036	3,752,676
Securities sold under agreements to repurchase and other short term borrowings		34,749	27,271	284,423	167,240	133,958	255,501
Other borrowings(4)		452,160	613,043	1,284,087	1,717,893	1,810,247	1,724,160
Stockholders’ equity		77,050	141,571	243,968	459,321	524,982	516,336
Asset quality ratios:
Non-performing assets, net of reserves, as a percent of total loans, tax certificates and repossessed assets	%	11.77	9.39	6.55	4.10	0.55	0.17
Non-performing loans as a percent of total loans		10.81	8.53	6.44	3.87	0.10	0.15
Loan loss allowance as a percent of non-performing loans		48.61	56.56	47.76	52.65	982.89	605.68
Loan loss allowance as a percent of total loans		5.25	4.83	3.07	2.04	0.94	0.88

Capital ratios for BankAtlantic:
Total risk based capital	%	12.86	12.56	11.63	11.63	12.08	11.50
Tier I risk based capital		10.87	10.63	9.80	9.85	10.50	10.02
Leverage		7.36	7.58	6.80	6.94	7.55	7.42

(1)	The return on average assets is equal to income (loss) from continuing operations (numerator) divided by average consolidated assets (denominator) during the respective year. The return on average equity is equal to income (loss) from continuing operations (numerator) divided by average consolidated equity (denominator) during the respective year. Income (loss) from continuing operations excludes the income from Ryan Beck Holdings, Inc., a brokerage and investment banking subsidiary which was sold in February 2007 (“Ryan Beck”) for all periods presented. While income (loss) from continuing operations (numerator) excludes income from these discontinued operations, average consolidated assets includes the assets of the discontinued operations.

(2)	Cash dividends declared on common shares divided by income from continuing operations.

(3)	The denominator of book value per share was computed by combining the number of shares of Class A Common Stock and Class B Common Stock outstanding at year end for all periods.

(4)	Other borrowings consist of FHLB advances, subordinated debentures, notes, bonds payable, secured borrowings, and junior subordinated debentures. Loans under loan participation agreements that constituted a legal sale of a portion of the loan but that were not qualified to be accounted for as a loan sale are recorded as secured borrowings.

(5)	Discontinued operations include the earnings of Ryan Beck for each of the years in the three year period ending December 31, 2007.

(6)	During the year ended December 31, 2009, the Company recognized a tax benefit associated with the enactment of tax legislation that increased the 2009 net operating loss carry-back period from two years to five years. During the year ended December 31, 2009 and 2008, the Company recorded a deferred tax valuation allowance for its entire net deferred tax asset.

On July 20, 2010, the Company completed a rights offering of Class A Common Stock to its shareholders at a subscription price that was lower than the market price of the Company’s Class A Common Stock. As a consequence, the rights offering was deemed to contain a bonus element that is similar to a stock dividend requiring the Company to adjust the weighted average number of common shares used to calculate basic and diluted earnings per share in prior periods retrospectively by an average factor of 1.005.

RISK FACTORS

You should carefully consider the following risks, as well as all other information contained or incorporated by reference in this prospectus, including our financial statements and related notes, before deciding to purchase shares of our Class A Common Stock. Our business, operating results or financial condition could be materially and adversely affected by any of these risks. As a result, the trading price of our Class A Common Stock could decline, perhaps significantly, and you could lose part or all of your investment.

Risks Related to Bancorp and BankAtlantic

We have incurred significant losses during the last three years, and if we continue to incur significant losses we will need to raise additional capital, which may not be available on attractive terms, if at all.

We have incurred losses of $22.2 million, $202.6 million and $185.8 million during the years ended December 31, 2007, December 31, 2008 and December 31, 2009, respectively. In addition, we incurred a loss of $71.8 million during the six months ended June 30, 2010. As part of its efforts to maintain regulatory capital ratios, BankAtlantic has reduced its assets and repaid borrowings. However, the reduction of earning asset balances has resulted in reduced income while at the same time BankAtlantic has experienced significant credit losses.

BankAtlantic’s capital ratios at June 30, 2010 exceeded “well capitalized” regulatory levels. We contributed $65 million and $105 million to the capital of BankAtlantic during the years ended December 31, 2008 and 2009, respectively, and $28 million to the capital of BankAtlantic during the first half of 2010. Our ability to contribute additional capital to BankAtlantic will depend on our ability to liquidate our portfolio of non-performing loans and on our ability to raise capital in the secondary markets. At June 30, 2010, we had $8.4 million of liquid assets. While our wholly-owned work out subsidiary holds a portfolio of approximately $17.1 million of nonperforming loans, net of reserves, $2.9 million of performing loans and $9.8 million of real estate owned which it could seek to liquidate, our sources of funds to continue to support BankAtlantic are limited. In addition, our ability to raise additional capital will depend on, among other things, conditions in the financial markets at the time, which are outside of our control, and our financial condition, results of operations and prospects. The ongoing economic uncertainty and the loss of confidence in financial institutions may make it more difficult or more costly to obtain financing. The Office of Thrift Supervision (“OTS”) has the right to impose additional capital requirements on banks at its discretion and could impose additional capital requirements on BankAtlantic. If BankAtlantic sustains additional operating losses or if the OTS imposes more stringent capital requirements, then we may not be in a position to provide the additional capital, if needed, in order for BankAtlantic to meet its capital requirements in future periods.

In light of the current challenging economic environment and the desire for us to be in a position to provide capital to BankAtlantic, we have and will continue to evaluate the advisability of raising additional funds through the issuance of securities. Any such financing could be obtained through additional public offerings (including through at-the-market offerings), private offerings, in privately negotiated transactions or otherwise. We could pursue these financings at the Bancorp parent company level or directly at BankAtlantic or both. Issuances of equity directly at BankAtlantic would dilute our interest in BankAtlantic. In February 2010, we filed a shelf registration statement with the SEC registering to offer, from time to time, up to $75 million of Class A Common Stock, preferred stock, subscription rights, warrants or debt securities. In July 2010, we completed a $20 million rights offering to our shareholders under our shelf registration statement and issued an aggregate of 13,340,379 shares of Class A Common Stock. We currently have approximately $55 million remaining on our shelf registration statement. We are conducting this offering of $125 million of our Class A Common Stock on Form S-1 rather than pursuant to our shelf registration statement because the amount being offered exceeds the remaining availability under our shelf registration statement. However, we may use our existing shelf registration statement to conduct future offerings that do not exceed the remaining availability. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our shareholders bear the risks associated with future offerings at the Bancorp parent company level diluting their interests in our common stock and reducing the price of our Class A Common

Stock and any future offerings directly at BankAtlantic diluting our interest in BankAtlantic. In addition, preferred stock, if issued, may have a preference on dividend payments that would limit our ability to make a dividend distribution to the holders of our Class A Common Stock in the future. Further, upon liquidation, holders of our preferred stock and debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A Common Stock.

We have deferred interest on our outstanding junior subordinated debentures and anticipate that we will continue to defer this interest for the foreseeable future, which could adversely affect our financial condition and liquidity.

We began deferring interest on all of our $294 million of junior subordinated debentures as of March 2009, which resulted in the deferral and accrual of $14.1 million and $6.8 million of regularly scheduled quarterly interest payments that would otherwise have been paid during the year ended December 31, 2009 and the six months ended June 30, 2010, respectively. The terms of the junior subordinated debentures allow us to defer interest payments for up to 20 consecutive quarterly periods, and we anticipate that we will continue to defer such interest for the foreseeable future. During the deferral period, interest continues to accrue on the junior subordinated debentures, as well as on the deferred interest, at the relevant stated coupon rate, and at the end of the deferral period, we will be required to pay all interest accrued during the deferral period. In the event that we elect to defer interest on our junior subordinated debentures for the full 20 consecutive quarterly periods permitted under the terms of the junior subordinated debentures, we would owe approximately $72.6 million of accrued interest as of December 31, 2013 (based on average interest rates applicable at June 30, 2010, which were at historically low interest rate levels). As most of the outstanding junior subordinated debentures bear interest at rates that are indexed to LIBOR, if LIBOR rates increase, the interest that would accrue during the deferral period would be significantly higher and likewise increase the amount that we would owe at the conclusion of the deferral period.

Historically, we have relied on dividends from BankAtlantic to service our debt and pay dividends, but no dividends from BankAtlantic are anticipated or contemplated for the foreseeable future.

Generally, a financial institution is permitted to make a capital distribution without prior OTS approval in an amount equal to its net income for the current calendar year to date, plus retained net income for the previous two years, provided that the financial institution would not become under-capitalized as a result of the distribution. Because BankAtlantic had an accumulated deficit for the prior two years, BankAtlantic is required to obtain approval from the OTS in order to make capital distributions to us. BankAtlantic does not intend to seek to make any capital distribution for the foreseeable future.

The decline in the Florida real estate market has adversely affected, and may continue to adversely affect, our earnings and financial condition.

The continued deterioration of economic conditions in the Florida residential real estate market, including the continued decline in median home prices year-over-year in all major metropolitan areas in Florida, and the downturn in the Florida commercial real estate market, resulted in a substantial increase in BankAtlantic’s non-performing assets and provision for loan losses over the past three years. The housing industry is in the midst of a substantial and prolonged downturn reflecting, in part, decreased availability of mortgage financing for residential home buyers, reduced demand for new construction resulting in a significant over-supply of housing inventory and increased foreclosure rates. Additionally, the deteriorating condition of the Florida economy and these adverse market conditions have negatively impacted the commercial non-residential real estate market. BankAtlantic’s earnings and financial condition were adversely impacted over the past three years as the majority of its loans are secured by real estate in Florida. We expect that our earnings and financial condition will continue to be unfavorably impacted if market conditions do not improve or deteriorate further. At June 30, 2010, BankAtlantic’s loan portfolio included $288.6 million of non-accrual loans concentrated in Florida, which represented approximately 8.1% of BankAtlantic’s total loans at June 30, 2010.

Our loan portfolio is concentrated in loans secured by real estate, which makes us very susceptible to credit losses given the current depressed real estate market.

Conditions in the United States real estate market have deteriorated significantly beginning in 2007, particularly in Florida, BankAtlantic’s primary lending area. BankAtlantic’s loan portfolio is concentrated in commercial real estate loans (most of which are located in Florida and many of which involve residential land development), residential mortgages (nationwide), and consumer home-equity loans (throughout BankAtlantic’s markets in Florida). BankAtlantic has a heightened exposure to credit losses that may arise from this concentration as a result of the significant downturn in the Florida real estate markets. At June 30, 2010, BankAtlantic’s loan portfolio included $2.2 billion of loans concentrated in Florida, which represented approximately 63% of its loan portfolio.

We believe that BankAtlantic’s commercial residential loan portfolio has significant exposure to further declines in the Florida real estate market. As of June 30, 2010: (i) the “builder land bank loan” category held by BankAtlantic consisted of five loans and aggregated $17.5 million, all of which were on non-accrual; (ii) the “land acquisition and development loan” category held by BankAtlantic consisted of 23 loans and aggregated $145.7 million, of which 9 loans aggregating $62.1 million were on non-accrual; and (iii) the “land acquisition, development and construction loan” category held by BankAtlantic consisted of four loans and aggregated $6.1 million, none of which were on non-accrual.

In addition to the loans described above, Bancorp formed an asset workout subsidiary which acquired non-performing commercial residential real estate loans from BankAtlantic during 2008. The balance of these loans as of June 30, 2010 was $27.3 million, with $6.0 million, $4.6 million, $8.2 million and $8.5 million of “builder land bank loans,” “land acquisition and development loans,” “land acquisition, development and construction loans” and “commercial loans”, respectively.

Market conditions have resulted in, and may in the future continue to result in, our commercial real estate borrowers having difficulty selling lots or homes in their developments for an extended period, which in turn could result in an increase in residential construction loan delinquencies and non-accrual balances. Additionally, if the current depressed economic environment continues or deteriorates further, collateral values may decline further which likely would result in increased credit losses in these loans.

Included in the commercial and construction and development real estate loans are approximately $789.6 million of commercial non-residential and commercial land loans at June 30, 2010. A borrower’s ability to repay these loans is dependent upon maintaining tenants through the life of the loan or the borrower’s successful operation of its business. Weak economic conditions may impair a borrower’s business operations and typically slow the execution of new leases. Such economic conditions may also lead to existing lease turnover. As a result of these factors, vacancy rates for retail, office and industrial space may remain elevated or continue to rise during the remainder of 2010. Increased vacancies could result in rents falling further over the next several quarters. The combination of these factors could result in further deterioration in real estate market conditions, and BankAtlantic may recognize higher credit losses on these loans, which would adversely affect our results of operations and financial condition.

BankAtlantic’s commercial real estate loan portfolio included 14 large lending relationships totaling $372.7 million at June 30, 2010, of which $118.2 million were non-performing at June 30, 2010. Further defaults by any of these borrowers could have a material adverse effect on BankAtlantic’s results.

BankAtlantic’s purchased residential loan portfolio has been adversely impacted by the sustained decline in residential property values and high unemployment rates nationwide, resulting in higher delinquencies and foreclosures on residential real estate loans, including the jumbo residential loans which comprise the majority of our residential loan portfolio. As a consequence of these adverse trends, the residential allowance for loan losses significantly increased at December 31, 2009 compared to the years ended December 31, 2008 and 2007 and further increased for the six months ended June 30, 2010. At June 30, 2010, BankAtlantic’s loan portfolio included $1.4 billion of residential real estate loans, which represented approximately 39% of its loan portfolio. The majority of BankAtlantic’s residential loans are purchased residential jumbo loans and certain of these loans could potentially have outstanding loan balances significantly higher than related collateral values as a result of declines in home prices. Additionally, loans that were originated during 2005, 2006 and 2007 have experienced greater deterioration in collateral value than loans originated in prior years resulting in higher loss experiences in these groups of loans. Also, approximately $522 million of residential loans, or 39.5% of our residential loan portfolio, at June 30, 2010, were secured by homes in California, Florida, Arizona and Nevada which are states that have experienced especially elevated foreclosures, delinquency rates and property value declines.

BankAtlantic’s consumer loan portfolio is concentrated in home equity loans collateralized by Florida properties primarily located in the markets where BankAtlantic operates its store network.

The decline in residential real estate prices and higher unemployment throughout Florida has resulted in an increase in mortgage delinquencies and higher foreclosure rates. Additionally, in response to the turmoil in the credit markets, financial institutions have tightened underwriting standards which has limited borrowers’ ability to refinance. These conditions have adversely impacted delinquencies and credit loss trends in BankAtlantic’s home equity loan portfolio and it does not currently appear that these conditions will improve in the near term. At June 30, 2010, approximately 75% of the loans in BankAtlantic’s home equity portfolio were residential second mortgages, and BankAtlantic experienced higher delinquencies and credit losses in this portfolio during 2009 and the first and second quarters of 2010. If current economic conditions do not improve and home prices continue to fall, BankAtlantic may continue to experience higher credit losses from this loan portfolio. Since the collateral for this portfolio consists primarily of second mortgages, it is unlikely that BankAtlantic will be successful in recovering all or any portion of its loan proceeds in the event of a default unless BankAtlantic is prepared to repay the first mortgage and such repayment and the costs associated with a foreclosure are justified by the value of the property.

An increase in BankAtlantic’s allowance for loan losses will result in reduced earnings.

As a lender, BankAtlantic is exposed to the risk that its customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. BankAtlantic’s management evaluates the collectability of BankAtlantic’s loan portfolio and provides an allowance for loan losses that it believes is adequate based upon such factors as:

•	the risk characteristics of various classifications of loans;

•	previous loan loss experience;

•	specific loans that have probable loss potential;

•	delinquency trends;

•	estimated fair value of the collateral;

•	current economic conditions;

•	the views of its regulators; and

•	geographic and industry loan concentrations.

Many of these factors are difficult to predict or estimate accurately, particularly in a changing economic environment. The process of determining the estimated losses inherent in BankAtlantic’s loan portfolio requires subjective and complex judgments, and the level of uncertainty concerning economic conditions may adversely affect BankAtlantic’s ability to estimate the losses incurred in its loan portfolio. If BankAtlantic’s evaluation is incorrect and borrower defaults cause losses exceeding the portion of the allowance for loan losses allocated to those loans or if BankAtlantic perceives adverse trends that require it to significantly increase its allowance for loan losses in the future, our earnings could be significantly and adversely affected.

Increases in the allowance for loan losses with respect to the loans held by our asset workout subsidiary, or losses in that portfolio which exceed the current allowance assigned to that portfolio, would similarly adversely affect us.

Adverse events in Florida, where our business is currently concentrated, could adversely impact our results and future growth.

BankAtlantic’s business, the location of its stores, the primary source of repayment for its small business loans and the real estate collateralizing its commercial real estate loans (and the loans held by our asset workout subsidiary) and its home equity loans are primarily concentrated in Florida. As a result, we are exposed to geographic risks because increasing unemployment, declines in the housing industry and declines in the real estate market are more severe in Florida than in the rest of the country. Adverse changes in laws and regulations in Florida would have a greater negative impact on our revenues, financial condition and business than on similar institutions in markets outside of Florida. Further, the State of Florida is subject to the risks of natural disasters such as tropical storms and hurricanes, which may disrupt our operations, adversely impact the ability of our borrowers to timely repay their loans and the value of any collateral held by us or otherwise have an adverse effect on our results of operations. The severity and impact of tropical storms, hurricanes and other weather related events are difficult to predict and may be exacerbated by global climate change.

BankAtlantic’s interest-only residential loans expose it to greater credit risk.

As of June 30, 2010, approximately $640.0 million of BankAtlantic’s purchased residential loan portfolio consisted of interest-only loans, which represented approximately 49% of the total purchased residential loan portfolio. While these loans are not considered sub-prime or negative amortizing loans, they are loans with reduced initial loan payments with the potential for significant increases in monthly loan payments in subsequent periods, even if interest rates do not rise, as required amortization of the principal commences. Monthly loan payments will also increase as interest rates increase. This presents a potential repayment risk if the borrower is unable to meet the higher debt service obligations or refinance the loan. As previously noted, current economic conditions in the residential real estate markets and the mortgage finance markets have made it more difficult for borrowers to refinance their mortgages, which also increases our exposure to loss.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

At June 30, 2010, December 31, 2009 and December 31, 2008, our consolidated nonperforming loans totaled $386.5 million, $331.0 million and $287.4 million, or 10.83%, 8.53% and 6.44% of our loan portfolio, respectively. At June 30, 2010, December 31, 2009 and December 31, 2008, our consolidated nonperforming assets (which include nonperforming loans and foreclosed real estate) were $444.6 million, $379.7 million and $307.9 million, or 9.55%, 7.88% and 6.39% of our total assets, respectively. In addition, BankAtlantic had, approximately $43.4 million, $72.9 million and $95.3 million in accruing loans that were 30-89 days delinquent at June 30, 2010, December 31, 2009 and December 31, 2008, respectively. Our nonperforming assets adversely affect our net income in various ways. Until economic and real estate market conditions improve, particularly in Florida, but also nationally, we expect to continue to incur additional losses relating to an increase in nonperforming loans and nonperforming assets. We do not accrue interest income on nonperforming loans or real estate owned. When we receive the collateral in foreclosures or similar proceedings, we are required to mark the related collateral to the then fair market value, which is generally based on appraisals of the property obtained by us at that time. Accordingly, we may incur additional losses if property values decrease and the fair market value of the collateral we receive is determined to be less than the carrying amount reflected on our balance sheets (which is based on the estimated fair market value of the collateral as of the applicable balance sheet date). These loans and real estate owned also increase our risk profile, and increases in the level of nonperforming loans and nonperforming assets could impact our regulators’ view of appropriate capital levels in light of such risks. While we seek to manage our problem assets through loan sales, workouts, restructurings and other alternatives, decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial conditions, which is often impacted by economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which can be detrimental to the performance of their other responsibilities.

Changes in interest rates could adversely affect our net interest income and profitability.

The majority of BankAtlantic’s assets and liabilities are monetary in nature. As a result, the earnings and growth of BankAtlantic are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, events in the capital markets and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The nature and timing of any changes in such policies or general economic conditions and their effect on BankAtlantic cannot be controlled and are extremely difficult to predict. Changes in interest rates can impact BankAtlantic’s net interest income as well as the valuation of its assets and liabilities.

Banking is an industry that depends to a large extent on its net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans; and

•	interest expense on interest-bearing liabilities, such as deposits.

Changes in interest rates can have differing effects on BankAtlantic’s net interest income. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or the yield curve, or changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce BankAtlantic’s net interest income. While BankAtlantic attempts to structure its asset and liability management strategies to mitigate the impact of changes in market interest rates on net interest income, it may not be successful.

Loan and mortgage-backed securities prepayment decisions are also affected by interest rates. Loan and securities prepayments generally accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce BankAtlantic’s net interest income and adversely affect its earnings because:

•	it amortizes premiums on acquired loans and securities, and if loans or securities are prepaid, the unamortized premium will be charged off; and

•	the yields it earns on the investment of funds that it receives from prepaid loans and securities are generally less than the yields that it earned on the prepaid loans.

Significant loan prepayments in BankAtlantic’s mortgage and investment portfolios in the future could have an adverse effect on BankAtlantic’s earnings as proceeds from the repayment of loans may be reinvested in loans with lower interest rates. Additionally, increased prepayments associated with purchased residential loans may result in increased amortization of premiums on acquired loans, which would reduce BankAtlantic’s interest income.

In a rising interest rate environment, loan and securities prepayments generally decline, resulting in yields that are less than the current market yields. In addition, the credit risks of loans with adjustable rate mortgages may worsen as interest rates rise and debt service obligations increase.

If BankAtlantic is not able to effectively and timely respond to changes in the interest rate environment, then our earnings could be adversely impacted.

BankAtlantic historically obtained a significant portion of its non-interest income through service charges on core deposit accounts, and recently implemented legislation is designed to limit such service charges.

BankAtlantic’s deposit account growth has generated a substantial amount of service charge income. The largest component of this service charge income historically has been overdraft fees. Changes in banking regulations, in particular the Federal Reserve’s new rules prohibiting banks from automatically enrolling customers in overdraft protection programs which became effective July 1, 2010, is expected to have a significant adverse impact on our service charge income and overall results. Additionally, changes in customer behavior as well as increased competition from other financial institutions could result in declines in deposit accounts or in overdraft frequency, resulting in a decline in service charge income. Further, the downturn in the Florida economy could result in the inability to collect overdraft fees. A reduction in deposit account fee income could have an adverse impact on our earnings.

The cost and outcome of pending legal proceedings may impact our results of operations.

We and our subsidiaries, including BankAtlantic and its subsidiaries, are currently parties in ongoing litigation and legal proceedings which have resulted in a significant increase in non-interest expense relating to legal and other professional fees. Pending proceedings include class action securities litigation and a SEC investigation, as well as litigation arising out of our banking operations, including workouts and foreclosures, potential class actions by customers relating to their accounts and service and overdraft fees and legal proceedings associated with our tax certificate business and relationships with third party tax certificate ventures. While we believe that we have meritorious defenses in these proceedings and that the outcomes should not materially impact us, we anticipate continued elevated legal and related costs as parties to the actions and the ultimate outcomes of the matters are uncertain.

BankAtlantic has significantly reduced operating expenses over the past three years and BankAtlantic may not be able to continue to reduce expenses without adversely impacting its operations.

BankAtlantic’s operating expenses have declined from $313.9 million for the year ended December 31, 2007 to $258.8 million for the year ended December 31, 2009. BankAtlantic’s operating expenses were $112.2 million for the six months ended June 30, 2010. Beginning in 2007, BankAtlantic reorganized its operations and significantly reduced operating expenses while focusing on its core businesses and seeking to maintain quality customer service. While management is focused on reducing overall expenses, BankAtlantic’s inability to reduce or maintain its current expense structure may have an adverse impact on our results.

Deposit insurance premium assessments may increase substantially, which would adversely affect expenses.

BankAtlantic’s FDIC deposit insurance expense was $11.0 million for the year ended December 31, 2009. In September 2009, the FDIC issued a rule requiring institutions to prepay their insurance premiums for all of 2010, 2011 and 2012, and increased annual insurance rates uniformly by three basis points in 2011. BankAtlantic’s prepaid insurance assessment was $28.4 million at June 30, 2010. If the economy worsens and the number of bank failures significantly increases or if the FDIC otherwise determines that action is necessary, BankAtlantic may be required to pay additional FDIC specific assessments or incur increased annual insurance rates which would increase our expenses and adversely impact our results.

Reductions in BankAtlantic’s assets have had, and may continue to have, an adverse effect on our earnings and operations.

BankAtlantic has reduced its assets and repaid borrowings in order to improve its liquidity and regulatory capital ratios. The reduction of earning asset balances has reduced our net interest income. Our net interest income was $193.6 million for the year ended December 31, 2008, $163.3 million for the year ended December 31, 2009 and $76.5 million for the six months ended June 30, 2010. The reduction in net interest income from earning asset reductions has previously been offset by lower operating expenses in prior periods. Our ability to further reduce expenses without adversely affecting our operations may be limited and, as a result, further reductions in our earning asset balances in future periods may adversely affect our earnings and/or operations.

Adverse market conditions have affected and may continue to affect the financial services industry as well as our business and results of operations.

Our financial condition and results of operations have been, and may continue to be, adversely impacted as a result of the downturn in the U.S. housing market and general economic conditions. Dramatic declines in the national and, in particular, Florida housing markets over the past three years, with falling home prices and increasing foreclosures and unemployment, have negatively impacted the credit performance of our loans and resulted in significant asset impairments at all financial institutions, including government-sponsored entities, major commercial and investment banks, and regional and community financial institutions, including BankAtlantic. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The continuing economic pressure on consumers and lack of confidence in the financial markets has adversely affected and may continue to adversely affect our business, financial condition and results of operations. Further negative market and economic developments may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for loan losses. Continuing economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on BankAtlantic and others in the financial services industry. In particular, we may face the following risks in connection with these events:

•	BankAtlantic’s borrowers may be unable to make timely repayments of their loans, or the value of real estate collateral securing the payment of such loans may continue to decrease, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which would increase levels of non-performing loans resulting in significant credit losses and increased expenses and could have a material adverse effect on our operating results.

•	Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions or government entities.

•	Increased regulation of the industry may increase costs, decrease fee income and limit BankAtlantic’s activities and operations.

•	Increased competition among financial services companies based on the recent consolidation of competing financial institutions and the conversion of investment banks into bank holding companies may adversely affect BankAtlantic’s ability to competitively market its products and services.

•	BankAtlantic may be required to pay significantly higher FDIC deposit premiums and assessments.

•	Continued asset valuation declines could adversely impact our credit losses and result in additional impairments of goodwill and other assets.

Legislative and regulatory actions taken now or in the future may have a significant adverse effect on our financial statements.

During 2008 and 2009, the U.S. Treasury implemented various initiatives in response to the financial crises affecting the banking system and financial markets. These initiatives included the U.S. Treasury’s Capital Purchase Program (the “CPP”). Bancorp and BankAtlantic submitted applications to the U.S. Treasury for CPP funds during the fourth quarter of 2008. We were advised that the U.S. Treasury was assessing our eligibility to participate in the CPP due to our multiple tier holding company structure and we were uncertain as to the impact our decision to defer quarterly interest payments on our outstanding TruPS would have on our applications. Bancorp instead decided to pursue other capital raising transactions and completed a rights offering in September 2009, which resulted in net proceeds to Bancorp of approximately $76 million. Based on the success of the rights offering, we withdrew our applications for CPP funds in September 2009.

Other initiatives implemented by the U.S. Treasury included the guarantee of certain financial institution indebtedness, purchasing certain legacy loans and assets from financial institutions, the purchase of mortgage securitizations, homeowner relief that encourages loan restructuring and modification, the establishment of significant liquidity and credit facilities for financial institutions and investment banks, the lowering of the federal funds rate, emergency action against short selling practices, a temporary guaranty program for money market funds, the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers, coordinated international efforts to address illiquidity and other weaknesses in the banking sector and other programs being developed. The actual impact that the initiatives that have been adopted or may be adopted in the future will have on the financial markets is uncertain. The initiatives could have a material and adverse affect on BankAtlantic’s business, financial condition, results of operations and access to credit.

Further, on July 21, 2010, President Obama signed the Dodd-Frank Act into law. The law includes, among other things:

•	the creation of a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation;

•	the elimination of the Office of Thrift Supervision and the transfer of oversight of federally chartered thrift institutions to the Office of the Comptroller of the Currency (the “OCC”);

•	limitations on a bank’s investments in proprietary trading to no more than three percent of its Tier 1 capital and limits its aggregate investment in any and all hedge funds and private equity funds to no more than three percent of its Tier 1 capital, subject to certain exceptions, limits and implementing rules, which are required to be issued by the federal financial regulators within 15 months of the enactment of the Dodd-Frank Act;

•	the creation of a Consumer Financial Protection Agency authorized to promulgate and enforce consumer protection regulations relating to financial products, which would affect both banks and non-bank finance companies;

•	the establishment of strengthened capital and prudential standards for banks and bank holding companies;

•	enhanced regulation of financial markets, including derivatives and securitization markets;

•	the elimination of certain trading activities from banks;

•	a permanent increase of the previously implemented temporary increase of FDIC deposit insurance to $250,000; and

•	the creation of an Office of National Insurance within Treasury.

While the bill has been signed into law, a number of provisions of the law remain to be implemented through the rulemaking process at various regulatory agencies. We are unable to predict what the final form of these rules will be when implemented by the respective agencies, but we believe that certain aspects of the new legislation, including, without limitation, the requirement of strengthened capital standards for holding companies and the costs of compliance with disclosure and reporting requirements and examinations by the new Consumer Financial Protection Agency, could have a significant impact on our business, financial condition and results of operations. Additionally, we cannot predict whether there will be additional proposed laws or reforms that would affect the U.S. financial system or financial institutions, whether or when such changes may be adopted, how such changes may be interpreted and enforced or how such changes may affect us.

In addition, in June 2010, the Federal Reserve, OCC, OTS and FDIC issued final guidance on incentive compensation policies. There have also been recent proposals to limit a lender’s ability to foreclose on mortgages or make foreclosures less economically viable, including by allowing Chapter 13 bankruptcy plans to “cram down” the value of certain mortgages on a consumer’s principal residence to its market value and/or reset interest rates and monthly payments to permit defaulting debtors to remain in their home.

Because the regulatory changes are so recent, we do not know how the agencies will interpret and enforce the recently released guidance and legislation. These changes or any future changes, if enacted or adopted, may impact our business activities, require us to raise additional capital, change certain of our business practices or materially change our business model, and could expose us to additional costs (including increased compliance costs). These changes may also require us to invest significant management attention and resources to make any necessary changes, and could therefore also adversely affect our business and operations.

The actual impact on banks and the financial markets of initiatives that have been adopted or may be adopted in the future is uncertain. These government initiatives could potentially have a material and adverse affect on BankAtlantic’s business, financial condition, results of operations and access to credit.

We and BankAtlantic are each subject to significant regulation, and our activities and the activities of our subsidiaries, including BankAtlantic, are subject to regulatory requirements that could have a material adverse effect on our business.

The banking industry is an industry subject to multiple layers of regulation. Failure to comply with any of these regulations can result in substantial penalties, significant restrictions on business activities and growth plans and/or limitations on dividend payments. As a holding company, we are also subject to significant regulation. Changes in the regulation or capital requirements associated with holding companies generally or with us in particular could also have a material adverse impact on our business and operating results.

We are a “grandfathered” unitary savings and loan holding company and have broad authority to engage in various types of business activities. The OTS can prevent us from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of BankAtlantic. The OTS can also:

•	prohibit the payment of dividends by BankAtlantic to us;

•	limit transactions between us, BankAtlantic and our and BankAtlantic’s subsidiaries or affiliates;

•	limit our and BankAtlantic’s activities; or

•	impose capital requirements on us or additional capital requirements on BankAtlantic.

Unlike bank holding companies, as a unitary savings and loan holding company, we have not historically been subject to capital requirements. However, as described above, capital requirements may be imposed on savings and loan holding companies in the future. The Dodd-Frank Act may, among other things, eliminate the status of a “savings and loan holding company” and require us to register as a bank holding company, which would subject us to regulatory capital requirements. Further, the regulatory bodies having authority over us may adopt regulations in the future that would affect our operations, including our ability to pay dividends or to engage in certain transactions or activities.

BankAtlantic is subject to liquidity risk as its loans are funded by its deposits.

Like all financial institutions, BankAtlantic’s assets are primarily funded through its customer deposits, and changes in interest rates, availability of alternative investment opportunities, a loss of confidence in financial institutions in general or BankAtlantic in particular, and other factors may make deposit gathering more difficult. If BankAtlantic experiences decreases in deposit levels, it may need to increase its borrowings or liquidate a portion of its assets which may not be readily saleable. Additionally, interest rate changes or further disruptions in the capital markets may make the terms of borrowings and deposits less favorable.

Our loan portfolio subjects us to high levels of credit and counterparty risk.

We are exposed to the risk that our borrowers or counter-parties may default on their obligations. Credit risk arises through the extension of loans, certain securities, letters of credit, and financial guarantees and through counter-party exposure on trading and wholesale loan transactions. In an attempt to manage this risk, we seek to establish policies and procedures to manage both on and off-balance sheet (primarily loan commitments) credit risk.

BankAtlantic reviews the creditworthiness of individual borrowers or counter-parties, and limits are established for the total credit exposure to any one borrower or counter-party; however, such limits may not have the effect of adequately limiting credit exposure. In addition, when deciding whether to extend credit or enter into other transactions with customers and counterparties, we often rely on information furnished to us by such customers and counterparties, including financial statements and other financial information, and representations of the customers and counterparties that relates to the accuracy and completeness of the information. While we take all actions we deem necessary to ensure the accuracy of the information provided to us, there is a risk that the information provided to us may not be accurate or we may not successfully identify all information needed to fully assess the risk, which may expose us to increased credit risk and counterparty risk.

BankAtlantic also enters into participation agreements with or acquires participation interests from other lenders to limit its credit risk, but will continue to be subject to risks with respect to its interest in the loan, as well as not being in a position to make independent determinations with respect to its interest. Further, the majority of BankAtlantic’s residential loans are serviced by others. The servicing agreements may restrict BankAtlantic’s ability to initiate work-out and modification arrangements with borrowers which could adversely impact BankAtlantic’s ability to minimize losses on non-performing loans.

We are also exposed to credit and counterparty risks with respect to loans held in our asset workout subsidiary.

Provisions in our charter documents, as well as the shareholder rights plan which we may adopt, may make it difficult for a third party to acquire us and could depress the price of our Class A Common Stock.

Our Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that could delay, defer or prevent a change of control of us or our management. These provisions could make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our Class A Common Stock. These provisions include:

•	the provisions in our Restated Articles of Incorporation regarding the voting rights of our Class B Common Stock;

•	the authority of our board of directors to issue additional shares of common or preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the division of our board of directors into three classes of directors with three-year staggered terms; and

•	advance notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

In addition, we may adopt a shareholder rights plan aimed at preserving our ability to utilize our available net operating losses to offset future taxable income. The shareholder rights plan would be designed with a goal of preventing an “ownership change” for purposes of Section 382 of the Internal Revenue Code (the “Code”). The shareholder rights plan, if triggered, would cause substantial dilution to any person or group that acquires 5% or more of the outstanding shares of our Class A Common Stock or owns 5% or more of the outstanding shares of our Class A Common Stock and thereafter acquires any additional shares of our Class A Common Stock without our approval. Although the consideration of adopting the shareholder rights plan is not in response to any effort to acquire control of us, the shareholder rights plan, if adopted, would make it more difficult for a third party to acquire a controlling position in our common stock without our approval.

Our ability to utilize our available net operating losses to offset future taxable income may be jeopardized or limited in the future.

Our financial condition may be materially and adversely impacted if our ability to utilize our available net operating losses to offset future taxable income is jeopardized or limited in the future. While, as described above, we may adopt a shareholder rights plan aimed at preserving our ability to utilize our available net operating losses, we may not ultimately adopt such a shareholder rights plan and, if adopted, it may not be implemented in all instances so as to successfully protect against any limitation on our ability to utilize our available net operating losses.

Risks Related to Our Class A Common Stock and this Offering

The market price of our Class A Common Stock may decrease following this offering.

We are currently offering for sale           shares of our Class A Common Stock ( shares of Class A Common Stock if the underwriters exercise their over-allotment option in full). The possibility that substantial amounts of shares of our Class A Common Stock may be sold in the public market may cause prevailing market prices for our Class A Common Stock to decrease. Additionally, because stock prices generally fluctuate over time, purchasers of Class A Common Stock in the offering may not be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Broad market and industry factors may materially reduce the market price of our Class A Common Stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A Common Stock is low. Purchasers should consider these factors in determining whether to purchase shares of Class A Common Stock and the timing of any sale of shares of Class A Common Stock.

We are controlled by BFC, and BFC’s control position may adversely affect the market price of our Class A Common Stock.

As of October 5, 2010, BFC owned all of our issued and outstanding Class B Common Stock and 27,333,428 shares, or approximately 44%, of our issued and outstanding Class A Common Stock. BFC’s holdings represent approximately 71% of our total voting power. Additionally, Alan B. Levan, our Chairman and Chief Executive Officer, and John E. Abdo, our Vice Chairman, beneficially own shares of BFC’s Class A and Class B common stock representing approximately 72% of BFC’s total voting power. Our Class A Common Stock and Class B Common Stock vote as a single group on most matters. Accordingly, BFC, directly, and Messrs. Levan and Abdo, indirectly through BFC, are in a position to control us, elect our Board of Directors and significantly influence the outcome of any shareholder vote, except in those limited circumstances where Florida law mandates that the holders of our Class A Common Stock vote as a separate class. This control position may have an adverse effect on the market price of our Class A Common Stock.

BFC can reduce its economic interest in us and still maintain voting control.

Our Class A Common Stock and Class B Common Stock generally vote together as a single class, with our Class A Common Stock possessing a fixed 53% of the aggregate voting power of all of our common stock and our Class B Common Stock possessing a fixed 47% of such aggregate voting power. Our Class B Common Stock currently represents approximately 2% of our common equity and 47% of our total voting power. As a result, the voting power of our Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. The issuance of shares of our Class A Common Stock in this offering will further dilute the relative economic interest of our Class B Common Stock, but will not decrease the voting power represented by our Class B Common Stock. Further, our Restated Articles of Incorporation provide that these relative voting percentages will remain fixed until such time as BFC and its affiliates own less than 487,613 shares of our Class B Common Stock, which is approximately 50% of the number of shares of our Class B Common Stock that BFC now owns, even if additional shares of our Class A Common Stock are issued. Therefore, BFC may sell up to approximately 50% of its shares of our Class B Common Stock (after converting those shares to Class A Common Stock), and significantly reduce its economic interest in us, while still maintaining its voting power. If BFC were to take this action, it would widen the disparity between the equity interest represented by our Class B Common Stock and its voting power. Any conversion of shares of our Class B Common Stock into shares of our Class A Common Stock in connection with the sale would further dilute the voting interests of the holders of our Class A Common Stock.

Future offerings of equity or debt securities may adversely affect the price of our Class A Common Stock.

In the future, we may offer and sell securities, including shares of Class A Common Stock or securities convertible into or exchangeable for our Class A Common Stock, through future equity offerings or otherwise. We could also pursue these financings at the Bancorp parent company level or directly at BankAtlantic or both. Issuances of equity directly at BankAtlantic would dilute our interest in BankAtlantic. Future issuances of our Class A Common Stock may dilute the interests of our current shareholders. Preferred stock, if issued, may have a preference on dividend payments that would limit our ability to make a dividend distribution to the holders of our Class A Common Stock. Additionally, upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A Common Stock. In February 2010, we filed a registration statement with the SEC registering to offer, from time to time, up to $75 million of Class A Common Stock, preferred stock, subscription rights, warrants or debt securities. In July 2010, we completed a $20 million rights offering to our shareholders and issued an aggregate of 13,340,379 shares of Class A Common Stock. We currently have approximately $55 million remaining on our shelf registration statement. We are conducting this offering of $125 million of our Class A Common Stock on Form S-1 rather than pursuant to our shelf registration statement because this offering amount exceeds the remaining availability under our shelf registration statement. However, we may use our existing shelf registration statement to conduct future offerings that do not exceed the remaining availability. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our shareholders bear the risk of future offerings at the Bancorp parent company level reducing the price of our Class A Common Stock and future offerings directly at BankAtlantic diluting our interest in BankAtlantic.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, which could adversely affect our results of operations and cause our Class A Common Stock price to decline.

We will have broad discretion in determining how the proceeds of this offering will be used. While our board of directors believes that flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering. Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our shareholders may not agree with the manner in which we choose to allocate and spend the net proceeds. A failure to apply the net proceeds of this offering effectively could have a material adverse effect on our business and/or cause the market price of our Class A Common Stock to decline.

There are regulatory limitations on the number of shares you may purchase in this offering.

Because we are a unitary savings and loan holding company, the OTS has the authority to, among other things, prevent individuals and entities from acquiring control of us. Under the applicable rules and regulations of the OTS, if, after giving effect to the number of shares of our Class A Common Stock you purchase, you, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, will own (i) more than 10% of our Class A Common Stock and one or more specified control factors exist, then you will be determined, subject to your right of rebuttal, to have acquired control of us or (ii) more than 25% of our Class A Common Stock, then you will be conclusively determined to have acquired control of us, regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, you will be required to rebut such determination of control or obtain the approval of the OTS relating to such acquisition of control, as the case may be, prior to acquiring the number of shares of our Class A Common Stock in this offering which would cause your ownership of our Class A Common Stock to exceed either of the thresholds set forth above. We will not be required to issue to you shares of our Class A

Common Stock until you obtain all required clearances and approvals, including, without limitation, the approval of the OTS, to own or control such shares.

You are urged to consult with your own legal counsel regarding whether to seek the prior approval of the OTS in connection with your purchase of shares of Class A Common Stock in this offering.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $      million (or approximately $      million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us. We will have broad discretion in determining how the net proceeds of this offering will be used. We currently intend to use the net proceeds of this offering for general corporate purposes, which may include contributions to the capital of, and to support, BankAtlantic as needed.

CAPITALIZATION

The table below sets forth our actual consolidated capitalization at June 30, 2010, as adjusted to give effect to the issuance of an aggregate of 8,643,195 shares of Class A Common Stock for proceeds of approximately $13 million pursuant to the rights offering to the Company’s shareholders in July 2010 (included in actual consolidated capitalization at June 30, 2010 is proceeds of $7 million from the issuance of 4,697,184 shares to BFC in June 2010 as part of the rights offering) and further adjusted to give effect to the issuance of the Class A Common Stock offered hereby, assuming that      shares of our Class A Common Stock are sold in this offering at $      per share and that the net proceeds thereof are $      million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, estimated net proceeds will increase to $      million. This information should be read together with our consolidated financial statements and other financial information set forth in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which is incorporated herein by reference.

			As Further
	Actual	As adjusted	Adjusted
	At June 30,	At June 30,	At June 30,
	2010	2010(1)	2010(2)
(In thousands)	(Unaudited)	(Unaudited)	(Unaudited)

Long Term Debt:
FHLB advances	$115,000	115,000	115,000
Securities sold under agreements to repurchase	24,724	24,724	24,724
Junior subordinated debentures	315,160	315,160	315,160
Subordinated debentures	22,000	22,000	22,000

Total indebtedness	$476,884	476,884	476,884

Stockholder’s Equity
BankAtlantic Bancorp’s stockholders’ equity
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued and outstanding
Class A common stock, $.01 par value, authorized 125,000,000 shares; issued and outstanding 52,946,126, 61,589,322 and shares	$530	616
Class B common stock, $.01 par value, authorized 9,000,000 shares; issued and outstanding 975,225, 975,225 and 975,225 shares	10	10
Additional paid-in capital	304,482	317,447
Accumulated deficit	(225,652)	(225,652)

Total equity before accumulated other comprehensive loss	79,370	92,421
Accumulated other comprehensive loss	(2,320)	(2,320)

Total BankAtlantic Bancorp equity	77,050	90,101
Noncontrolling interest	416	416

Stockholders’ equity	77,466	90,517

Total Capitalization	$554,350	567,401

(1)	As adjusted reflects the issuance of 8,643,195 of Class A Common Stock upon the closing of the rights offering on July 20, 2010 for gross proceeds of $13.0 million (included in actual consolidated capitalization at June 30, 2010 is proceeds of $7.0 million for the issuance of 4,697,184 shares to BFC in June 2010 as part of the rights offering).

(2)	As further adjusted reflects the issuance of 8,643,195 of Class A Common Stock upon the closing of the rights offering on July 20, 2010 for gross proceeds of $13.0 million (included in actual consolidated capitalization at June 30, 2010 is proceeds of $7.0 million for the issuance of 4,697,184 shares to BFC in June 2010 as part of the rights offering) and gives effect for the sale of shares of Class A Common Stock at a price of $ for total proceeds of $ .

MARKET FOR CLASS A COMMON STOCK AND DIVIDEND POLICY

Our Class A Common Stock is currently listed on the New York Stock Exchange under the trading symbol “BBX.” BFC is the sole holder of our Class B Common Stock and there is no trading market for our Class B Common Stock. The Class B Common Stock may only be owned by BFC or its affiliates and is convertible into Class A Common Stock on a share-for-share basis.

On September 26, 2008, we completed a one-for-five reverse stock split. Where appropriate, amounts throughout this document have been adjusted to reflect this reverse stock split.

On October 5, 2010, there were approximately 662 record holders and 63,210,221 shares of our Class A Common Stock issued and outstanding. In addition, there were 975,225 shares of Class B Common Stock outstanding at October 5, 2010.

The following table sets forth, for the periods indicated, the high and low sale prices of our Class A Common Stock as reported by the New York Stock Exchange. On October 5, 2010, the last closing sale price reported on the New York Stock Exchange for our Class A Common Stock was $0.98 per share.

	Price Range
	High	Low

For the year ended December 31, 2010
Fourth Quarter (through October 5, 2010)	$1.05	$0.81
Third Quarter	1.85	0.75
Second Quarter	3.28	1.35
First Quarter	3.24	1.14
For the year ended December 31, 2009	$6.68	$0.66
Fourth Quarter	2.96	1.20
Third Quarter	6.68	2.60
Second Quarter	4.75	1.99
First Quarter	5.67	0.66
For the year ended December 31, 2008	$29.00	$2.25
Fourth Quarter	11.82	2.25
Third Quarter	15.00	4.05
Second Quarter	20.75	7.80
First Quarter	29.00	16.30

We had declared regular quarterly cash dividends on our common stock through January 2009. In February 2009, we elected to exercise our right to defer payments of interest on our trust preferred junior subordinated debt. We are permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, we will not pay dividends to our common shareholders. We can end the deferral period at any time by paying all accrued and unpaid interest. The availability of funds for cash dividend payments on our common stock depends upon BankAtlantic’s ability to pay cash dividends to us. Current regulations applicable to the payment of cash dividends by savings institutions limit capital distributions based on an institution’s regulatory capital levels, retained net income and net income. See Risk Factors — “Historically, we have relied on dividends from BankAtlantic to service our debt and pay dividends, but no dividends from BankAtlantic are anticipated or contemplated for the foreseeable future” and “Regulation and Supervision — Capital Requirements” included in our Form 10-K for the year ended December 31, 2009, filed with the SEC on March 19, 2010, which is incorporated by reference in this prospectus. We do not expect to receive dividend payments from BankAtlantic for the foreseeable future due to BankAtlantic’s recent net losses and therefore we do not intend to pay dividends on our common stock in the foreseeable future.

The cash dividends declared and paid by us were as follows:

	Cash Dividends	Cash Dividends
	Per Share of	Per Share of
	Class B	Class A
	Common Stock	Common Stock

Fiscal year ended December 31, 2010	$0.0000	$0.0000
Fourth quarter (through October 5, 2010)	0.000	0.000
Third quarter	0.0000	0.0000
Second quarter	0.0000	0.0000
First quarter	0.0000	0.0000
Fiscal year ended December 31, 2009	$0.0250	$0.0250
Fourth quarter	0.0000	0.0000
Third quarter	0.0000	0.0000
Second quarter	0.0000	0.0000
First quarter	0.0250	0.0250
Fiscal year ended December 31, 2008	$0.0750	$0.0750
Fourth quarter	0.0000	0.0000
Third quarter	0.0250	0.0250
Second quarter	0.0250	0.0250
First quarter	0.0250	0.0250

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock. For the complete terms of our common stock you should read the more detailed provisions of our Restated Articles of Incorporation and Amended and Restated Bylaws, as well as the applicable provisions of the Florida Business Corporation Act. See “Where You Can Find More Information.”

Our authorized capital stock consists of 125,000,000 shares of Class A Common Stock, par value $0.01 per share, 9,000,000 shares of Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The Board of Directors of Bancorp has approved an amendment to our Restated Articles of Incorporation which increases our authorized shares of Class A Common Stock to      shares. BFC, which owns shares of Class A Common Stock and Class B Common Stock representing 71% of the voting power of our common stock, has advised us that it will approve the proposed amendment by written consent, thus assuring its approval.

Holders of our common stock are not entitled to preemptive rights. As of October 5, 2010, we had 63,210,221 shares of Class A Common Stock and 975,225 shares of Class B Common Stock issued and outstanding, and no shares of preferred stock were outstanding.

Common Stock

Voting Rights

Except as provided by law or as specifically provided in our Restated Articles of Incorporation, holders of our Class A Common Stock and Class B Common Stock vote as a single group. Each share of Class A Common Stock is entitled to one vote, and the Class A Common Stock represents in the aggregate 53% of the total voting power of the common stock. Each share of Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 47% of the total voting power of the common stock. The fixed voting percentages will be eliminated, and shares of Class B Common Stock will be entitled to only one vote per share, from and after the date that BFC or its affiliates no longer own in the aggregate at least 486,613 shares of Class B Common Stock.

Under Florida law, holders of our Class A Common Stock are entitled to vote as a separate voting group on amendments to our Restated Articles of Incorporation which require the approval of our shareholders and would have any of the following effects:

•	effect an exchange or reclassification of all or part of the shares of Class A Common Stock into shares of another class of stock;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class of stock into shares of Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or a part of the shares of Class A Common Stock;

•	change all or a portion of the shares of Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of Class A Common Stock; or

•	increase the rights, preferences or number of authorized shares of any class of shares that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of Class A Common Stock.

However, if a proposed amendment that would otherwise entitle the holders of our Class A Common Stock to vote as separate voting group as a result of the amendment having one of the effects described above would affect the holders of our Class B Common Stock or any of our other securities in the same or substantially similar way, then the holders of our Class A Common Stock will not be entitled to vote as a separate voting group on the amendment but instead will vote together with the other similarly affected shareholders as a single voting group on the proposed amendment.

Under Florida law, holders of our Class B Common Stock are entitled to vote as a separate voting group and would therefore have effective veto power on amendments to our Restated Articles of Incorporation which require the approval of our shareholders and would affect the rights of the Class B Common Stock in substantially the same manner as described above with respect to the Class A Common Stock. Further, under Florida law, holders of our Class A Common Stock and Class B Common Stock will be entitled to vote as a separate voting group on any plan of merger or plan of share exchange that contains a provision which, if included in a proposed amendment to our Restated Articles of Incorporation, would require their vote as a separate voting group.

In addition to the rights afforded to our shareholders under Florida law, our Restated Articles of Incorporation provide that the approval of the holders of the Class B Common Stock, voting as a separate voting group, will be required before any of the following actions may be taken:

•	the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of Class B Common Stock;

•	the reduction of the number of outstanding shares of Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to us); or

•	any amendments of the capital stock provisions of our Restated Articles of Incorporation.

Our Board of Directors is classified into three classes with staggered terms of three years. Cumulative voting is not provided for in our Restated Articles of Incorporation, which means that the holders of shares of our Class A Common Stock and Class B Common Stock representing a majority of the votes cast can elect all of the directors then standing for election.

Convertibility of Class B Common Stock into Class A Common Stock; Ownership Restrictions on Class B Common Stock

Holders of our Class B Common Stock possess the right, at any time, to convert any or all of their shares of Class B Common Stock into shares of Class A Common Stock on a share-for-share basis. Only BFC and its affiliates may hold Class B Common Stock and, accordingly, sales of Class B Common Stock to unaffiliated parties would require the conversion of those shares to Class A Common Stock prior to or contemporaneously with the sale. However, the sale of BFC or any other change in control of BFC would not result in the conversion of the shares of Class B Common Stock held by BFC into shares of Class A Common Stock.

Dividends and Other Distributions; Liquidation Rights

Holders of our Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by our Board of Directors out of legally available assets subject to regulatory restrictions and limitations. Any distribution per share with respect to our Class A Common Stock will be identical to the distribution per share with respect to our Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of our Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

Upon any liquidation, the assets legally available for distribution to shareholders will be distributed ratably among the holders of our Class A Common Stock and Class B Common Stock.

Transfer Agent

The transfer agent for our Class A Common Stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, Plaza Level, New York, New York 10038

Preferred Stock

Pursuant to our Restated Articles of Incorporation, our Board of Directors has the authority, without further action by our shareholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, voting powers, preferences and rights of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series, but not to below the number of shares of such series then outstanding.

The designations, voting powers, preferences and rights of the preferred stock of each series, as well as the qualifications, limitations or restrictions thereof, will be set forth in an Articles of Amendment to our Restated Articles of Incorporation relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any Articles of Amendment that describe the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock.

Under Florida law, holders of preferred stock will have the right to vote separately as a class (or, in some cases, as a series) on an amendment to our Restated Articles of Incorporation if the amendment would change the par value or, unless our Restated Articles of Incorporation provided otherwise, change the number of authorized shares of the class or change the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable Articles of Amendment.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Preferred stock could be issued quickly with terms designed to delay or prevent our change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Certain Anti-Takeover Effects

The terms of our Class A Common Stock and Class B Common Stock make our sale or transfer of control or the removal of our incumbent directors unlikely without BFC’s concurrence. Our Restated Articles of Incorporation and Amended and Restated Bylaws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation:

•	the authority of our board of directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the division of our board of directors into three classes of directors with three-year staggered terms; and

•	certain notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

We are also subject to the Florida Business Corporation Act, including provisions related to “control share acquisitions.” These provisions generally provide that shares acquired within specified voting ranges (shares representing in excess of 20%, 33% and 50% of our outstanding voting power) will not possess voting rights unless the acquisition of the shares is approved in advance by our Board of Directors or the voting rights associated with the acquired shares are approved by a majority vote of our disinterested shareholders following the acquisition of the shares.

In addition, we expect to adopt a shareholder rights plan aimed at preserving our ability to use our available net operating losses. The shareholder rights plan, if triggered, would cause substantial dilution to any person or group that acquires 5% or more of the outstanding shares of our Class A Common Stock or owns 5% or more of the outstanding shares of our Class A Common Stock and thereafter acquires any additional shares of our Class A Common Stock without our approval.

Regulatory Limitations

Because we are a unitary savings and loan holding company, the OTS has the authority to, among other things, prevent individuals and entities from acquiring control of us. Under the applicable rules and regulations of the OTS, if, after giving effect to the purchase of shares of our Class A Common Stock in this offering, you, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, will own (i) more than 10% of our Class A Common Stock and one or more specified control factors exist, then you will be determined, subject to your right of rebuttal, to have acquired control of us or (ii) more than 25% of our Class A Common Stock, then you will be conclusively determined to have acquired control of us, regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, you will be required to rebut such determination of control or obtain the approval of the OTS relating to such acquisition of control, as the case may be, prior to acquiring the number of shares of our Class A Common Stock in this offering which would cause your ownership of our Class A Common Stock to exceed either of the thresholds set forth above. We will not be required to issue to you shares of our Class A Common Stock so purchased until you obtain all required clearances and approvals, including, without limitation, the approval of the OTS, to own or control such shares.

As the holder of all of the issued and outstanding shares of our Class B Common Stock and approximately 44% of the issued and outstanding shares of our Class A Common Stock, BFC has previously received all required regulatory approvals, including, without limitation, the approval of the OTS, relating to its control of us and ownership of our common stock and, accordingly, BFC may acquire shares of our Class A Common Stock in this offering without obtaining the approval of the OTS.

UNDERWRITING

We are offering shares of our Class A Common Stock described in this prospectus in an underwritten offering in which           is acting as representative of the underwriters named below. We will enter into an underwriting agreement with           , acting as representative of the underwriters named below, with respect to the Class A Common Stock being offered. Subject to the terms and conditions stated in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of Class A Common Stock set forth opposite its name below:

Name	Number of Shares

Our Class A Common Stock is offered subject to a number of conditions, including receipt and acceptance of the Class A Common Stock by the underwriters. Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our Class A Common Stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for shares of our Class A Common Stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “BBX.”

Director and Officer Participation.

Our management, directors, principal shareholders, or their affiliates may acquire shares in this offering. Furthermore, any purchases by management, directors, principal shareholders or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Over-allotment Option.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 15% of the offered amount, or           additional shares of Class A Common Stock offered to the public at the public offering price, less the underwriting discounts and commissions set forth below “Discounts and Commissions” and on the cover page of this prospectus. We will be obligated to sell these shares of Class A Common Stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our Class A Common Stock offered by this prospectus.

Discounts and Commissions.

Shares of Class A Common Stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of the prospectus. Any shares of Class A Common Stock sold by the underwriters to securities dealers may be sold at that price less a concession not to exceed $      per share. After the initial offering of the Class A Common Stock, the offering price and concession to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of Class A Common Stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The table set forth below shows the per share and total underwriting discounts and commissions that we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ over-allotment option:

		Without	With
	Per Share	Option	Option

Public Offering Price		$	$
Underwriting discounts and commissions payable by us
Proceeds to us, before expenses

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses in an amount not to exceed $          , incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses. We estimate that our total expenses of this offering, exclusive of the underwriting discounts and commissions, will be approximately $     , and are payable by us.

No Sale of Similar Securities

We and our executive officers and directors will enter into customary lock-up agreements with the underwriters. Under these agreements, we and each of these persons, may not, without the prior written approval of the underwriters, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any of our securities, or any securities convertible into or exercisable or exchangeable for any securities held by such person, over which such person has or exercises sole or shared voting power or dispositive power. These restrictions will be in effect for a period of      days after the date of this prospectus.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

•	Stabilizing transactions permit bids to purchase Class A Common Stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress.

•	Over-allotment transactions involve sales of Class A Common Stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of Class A Common Stock over allotted by the underwriters are not greater than the number of shares that it may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of Class A Common Stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our Class A Common Stock. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise and if commenced, may be discontinued by the underwriter at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The NASDAQ Global Select Market, may engage in passive market making transactions in our Class A common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our Class A Common Stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the Class A Common Stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Affiliations

The underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of the issuance of the securities to be offered by this prospectus will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., of Miami, Florida.          , will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we file quarterly, annual, and current reports, proxy statements and other reports with the Securities and Exchange Commission (“SEC”). You can read and copy our public documents filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC’s toll-free telephone number at 1-800-SEC-0330 if you need further information about the operation of the SEC’s Public Reference Rooms.

Our filings with the SEC are also available from its Internet website at http://www.sec.gov. Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol “BBX.”

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus as well as the information incorporated by reference in these documents before making an investment decision.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules.

•	Our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 19, 2010;

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 23, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 16, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on January 21, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on February 12, 2010 (Item 8.01 only);

•	Our Current Report on Form 8-K, filed with the SEC on February 23, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on March 23, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on April 22, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on April 28, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on May 5, 2010 (Item 8.01 only);

•	Our Current Report on Form 8-K, filed with the SEC on May 21, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on June 2, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on June 10, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on June 18, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on June 22, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on July 21, 2010;

•	Our Current Report on Form 8-K, filed with the SEC on August 25, 2010;

•	The portions of our definitive proxy statement on Schedule 14A , filed with the SEC on April 30, 2010, that are deemed “filed” with the SEC under the Exchange Act; and

•	The description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on June 25, 1997.

This prospectus incorporates documents by reference that are not presented or delivered with this prospectus. You may review and obtain these documents at our internet website at www.bankatlanticbancorp.com, provided that no other information on our website shall be deemed incorporated by reference. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to:

Investor Relations
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 940-5000

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the Class A Common Stock hereunder.

Amount*

SEC registration fee	$8,913.00
Legal fees and expenses	$300,000.00
Accounting fees and expenses	$100,000.00
Printing and mailing expenses	$75,000.00
FINRA Filing Fees	$13,000.00
Miscellaneous	$200,000.00

TOTAL	$696,913.00

*	Estimated amounts of expenses.

Item 14.	Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act and the Restated Articles of Incorporation and Bylaws of the Registrant provide for indemnification of each of the Registrant’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of the corporation or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of the Registrant, which acts may also include liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

Not applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits See the Exhibit Index filed as part of this Registration Statement.

(b)	Financial Statement Schedules All schedules are omitted as the required information is either not applicable or presented in the financial statements or related notes.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida on October 6, 2010.

BANKATLANTIC BANCORP, INC.

By:	/s/ Alan B. Levan
Name:     Alan B. Levan

Title:	Chairman of the Board and Chief
Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan B. Levan Alan B. Levan		Chairman of the Board and Chief Executive Officer	October 6, 2010
* John E. Abdo		Vice Chairman of the Board	October 6, 2010
* Valerie C. Toalson		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 6, 2010
* Steven M. Coldren		Director	October 6, 2010
* Bruno L. Di Giulian		Director	October 6, 2010
* Charlie C. Winningham, II		Director	October 6, 2010
* Jarett S. Levan		Director and President	October 6, 2010
* Willis N. Holcombe		Director	October 6, 2010
* David A. Lieberman		Director	October 6, 2010

*By:	/s/ Alan B. Levan Alan B. Levan Attorney-in-Fact

Exhibit Index

Exhibit
Number		Description	Reference

1.1		Form of Underwriting Agreement	To be filed by amendment.

3.1		Restated Articles of Incorporation	Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on August 14, 2001.

3.2		Articles of Amendment to the Restated Articles of Incorporation, effective May 20, 2008	Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on May 5, 2008.

3.3		Articles of Amendment to the Restated Articles of Incorporation, effective September 24, 2008	Exhibit 3.4 to the Registrant’s Current Report on Form 8-K, filed on September 26, 2008.

3.4		Articles of Amendment to the Restated Articles of Incorporation, effective September 26, 2008	Exhibit 3.4 to the Registrant’s Current Report on Form 8-K, filed on September 26, 2008.

3.5		Articles of Amendment to the Restated Articles of Incorporation, effective May 19, 2009	Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2009.

3.6		Amended and Restated Bylaws	Amendment No. 1 to Form 10-K for the year ended December 31, 2007, filed on April 29, 2008.

5.1		Opinion of Stearns Weaver Miller, et al re: Legality of Securities being registered	To be filed by amendment.

10.1		Amendments to Stock Option Plans	Exhibit 10.1 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2003 filed on November 14, 2003.

10.2		2005 Restricted Stock and Option Plan	Appendix B to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2009.

10.4		2004 Restricted Stock Incentive Plan	Appendix A to the Registrant’s Definitive Proxy Statement filed on April 12, 2004.

10.5		1998 Ryan Beck Stock Option Plan	Appendix A, Exhibit B to the Registrant’s Registration statement on Form S-4 filed on May 26, 1998 (Registration No. 333-53107.)

10.6		BankAtlantic Bancorp 2000 Non-qualified Stock Option Plan	Form 10-K for the year ended December 31, 2001, filed on March 30, 2002.

10.7		BankAtlantic Bancorp 1996 Stock Option Plan	Appendix A to the Registrant’s Definitive Proxy Statement filed on April 25, 1996.

10.8		BankAtlantic Bancorp 1998 Stock Option Plan	Appendix C to the Registrant’s Definitive Proxy Statement filed on June 22, 1999

10.12		BankAtlantic Bancorp 1999 Stock Option Plan	Appendix C to the Registrant’s Definitive Proxy Statement filed on June 22, 1999.

10.13		BankAtlantic Bancorp 1999 Non-qualified Stock Option Plan*	Form 10-K for the year ended December 31, 2001, filed on March 30, 2002.

10.18		Employment agreement of Lloyd B. DeVaux	Form 10-K for the year ended December 31, 2001 filed on March 30, 2002.

10	.19(a)	BankAtlantic Split Dollar Life Insurance Plan	Form 10-K for the year ended December 31, 2001, filed on March 30, 2002.

Exhibit
Number		Description	Reference

10	.19(b)	BankAtlantic Split Dollar Life Insurance Plan Agreement with Alan B. Levan	Form 10-K for the year ended December 31, 2001, filed on March 30, 2002.

10	.19(c)	Corrective amendment to BankAtlantic Split Dollar Life Insurance Plan Agreement	Form 10-K for the year ended December 31, 2001, filed on March 30, 2002.

10.20		Indenture for the Registrant’s 8.50% Junior Subordinated Debentures due 2027 held by BBC Capital Trust II	Exhibit 4.4 to the Registrant’s form S-3A, filed on October 24, 2001 (Registration 333-71594 and 333-71594-01).

10.21		Amended and Restated Trust Agreement of BBC Capital Trust II	Exhibit 4.9 to the Registrant’s Registration Statement From S-3A, filed on October 27, 2001 (Registration Nos. 333-71594 and 333-71594-01).

10.22		Amended and Restated Declaration of Trust of BBC Capital Statutory Trust III	Exhibit 10.1 to the Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed on August 14, 2002.

10.23		Indenture for the Registrant’s Floating Rate Junior Subordinated Deferrable Interest Debentures held by BBC Capital Trust III	Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed on August 14, 2002.

10.24		Amended and Restated Declaration of Trust of BBC Capital Statutory Trust IV	Exhibit 10.1 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

10.25		Indenture for the Registrant’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2032 held by BBC Capital Statutory Trust IV	Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

10.26		Amended and Restated Trust Agreement of BBC Capital Trust V	Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

10.27		Indenture for the Registrant’s Floating Rate Junior Subordinated Notes due 2032 held by BBC Capital Trust V	Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

10.28		Indenture for the Company’s Floating Rate Junior Subordinated Notes due 2032 held by BBC Capital Trust VI	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.29		Amended and Restated Trust Agreement of BBC Capital Trust VI	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.30		Indenture for the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2032 held by BBC Capital Statutory Trust VII	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.31		Amended and Restated Declaration of Trust of BBC Capital Statutory Trust VII	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.32		Indenture for the Company’s Floating Rate Junior Subordinated Debt Securities due 2033 held by BBC Capital Trust VIII	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.33		Amended and Restated Declaration of Trust of BBC Capital Trust VIII	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.34		Indenture for the Company’s Floating Rate Junior Subordinated Debt Securities due 2033 held by BBC Capital Trust IX	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

Exhibit
Number	Description	Reference

10.35	Amended and Restated Declaration of Trust of BBC Capital Trust IX	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.36	Indenture for BankAtlantic’s Floating Rate Subordinated Debt Securities due 2012	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.37	Amendment to the BankAtlantic Bancorp, Inc. 1999 Stock Option Plan	Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

10.38	Amended and Restated BankAtlantic Bancorp 2001 Option Plan*	Appendix B to the Registrant’s Definitive Proxy Statement filed on April 18, 2002.

10.39	Amended and Restated Declaration of Trust of BBC Capital Statutory Trust X	Exhibit 10.1 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003.

10.40	Indenture for the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 held by BBC Capital Statutory Trust X	Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003.

10.41	Amended and Restated Declaration of Trust of BBC Capital Statutory Trust XI	Exhibit 10.3 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003.

10.42	Indenture for the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 held by BBC Capital Statutory Trust XI	Exhibit 10.4 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003.

10.43	Amended and Restated Declaration of Trust of BBC Capital Statutory Trust XII	Exhibit 10.5 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003.

10.44	Indenture for the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 held by BBC Capital Statutory Trust XII	Exhibit 10.6 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003.

10.46	Non-employee Director Compensation Plan for 2005	Exhibit 10.1 to the Registrant’s Form 8-K Filed on May 23, 2005.

10.52	Agreement and Plan of Merger between Stifel Financial Corp and BankAtlantic Bancorp, Inc.	Exhibit 10.5 to the Registrant’s Form 8-K filed on January 12, 2007.

10.54	Amendment to Agreement and Plan of Merger between Stifel Financial Corp and BankAtlantic Bancorp, Inc.	Exhibit 10. 1 to the Registrant’s current report on Form 8-K/A dated August 14, 2008 filed on August 20, 2008.

21.0	Subsidiaries of the Registrant	Exhibit 21.1 to the Registrant’s annual report on Form 10-K for the year ended December 31, 2009 filed on March 19, 2010

23.1	Consent of Stearns Weaver Miller et al	(included in Exhibit 5.1 hereto) to be filed by Amendment.

23.2	Consent of PricewaterhouseCoopers LLP	Filed herewith.

24.1	Power of Attorney	Included in signature page in the initial filing of this Registration Statement.